UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT	0F 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT	OF 1934

Commission file number 333-70067

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sally Beauty 401(k) Savings Plan	Alberto-Culver 401(k) Savings Plan
3900 Morse Street
Denton, TX 76205

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alberto-Culver Company

2525 Armitage Ave.

Melrose Park, IL 60160

ALBERTO-CULVER

401(K) SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

ALBERTO-CULVER

401(K) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

Alberto-Culver 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Alberto-Culver 401(k) Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

KPMG LLP

Chicago, IL

June 24, 2004

ALBERTO-CULVER

401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments, at fair value	$35,344,126	26,718,354
Employer contribution receivable	970,053	945,510

Net assets available for benefits	$36,314,179	27,663,864

See accompanying notes to financial statements.

ALBERTO-CULVER

401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$4,803,010	(3,839,306)
Dividend and interest income	241,232	391,632
Interest on participant loans	62,574	61,918

Total investment income (loss)	5,106,816	(3,385,756)

Contributions:
Employer	970,053	945,510
Employee	4,451,052	5,129,103

Total contributions	5,421,105	6,074,613

Total additions	10,527,921	2,688,857

Deductions from net assets attributed to:
Benefits paid to participants	(1,861,878)	(1,467,606)
Administrative fees	(15,728)	(15,619)

Total deductions	(1,877,606)	(1,483,225)

Net increase	8,650,315	1,205,632

Net assets available for benefits at beginning of year	27,663,864	26,458,232

Net assets available for benefits at end of year	$36,314,179	27,663,864

See accompanying notes to financial statements.

ALBERTO-CULVER

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1) Description of the Plan

General

The Alberto-Culver 401(k) Savings Plan (the Plan), established on January 1, 1994, is a defined contribution plan available to eligible employees of Alberto-Culver Company (the Company), and certain subsidiaries of the Company.

The Plan is administered by the Company with the assistance of Connecticut General Life Insurance Company, a CIGNA company. CIGNA Bank & Trust Company (the Trustee) holds the investment assets of the Plan (See Note 7 – Subsequent Events).

The following description of the Plan provides only general information. Information about the Plan’s provisions is contained in the plan document, which may be obtained from the Company.

Participation

All eligible employees whose customary employment is for at least 1,000 hours within 12 consecutive months and are at least 21 years of age may participate in the Plan. Effective January 1, 2000, eligible employees of the Alberto-Culver Local 9777 Pension Plan were permitted to participate in the Plan. The Plan does not allow for Company matching contributions to this group (See Note 7 –Subsequent Events). On December 31, 2003, there were 1,271 participants in or beneficiaries of the Plan.

Contributions

Participants may elect to contribute any amount from 1% to 50% of their eligible compensation, in whole percentage points, subject to the limitations of the Internal Revenue Code. Highly compensated Participants, as defined by the Internal Revenue Code, are subject to more restrictive maximum annual contribution limits. The percentage of compensation contributed may be increased or decreased at the election of the participant any time during the year. All eligible participant contributions are tax-deferred contributions pursuant to a qualified cash or deferral arrangement subject to the limitations of the Internal Revenue Code. Annual participant contribution amounts are limited to $12,000 for the year ended December 31, 2003, as determined by the Internal Revenue Code. The Economic Growth and Tax Relief Reconciliation Act of 2001 includes a provision that allows participants who have attained age 50 during the plan year to make additional contributions above otherwise permissible limits. These additional contributions, known as catch-up contributions, were limited to $2,000 for the year ended December 31, 2003. Company contributions to the Plan are based on a discretionary match on an annual basis. For the plan years 2003 and 2002, the Company matched $.50 of each dollar on 4% of eligible participant compensation. Company matching contributions are not made on catch-up contributions.

ALBERTO-CULVER

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Investment Options

Participants may elect to invest their contributions and any Company contributions in twenty investment options within seven different asset classes and the Company’s Class B common stock. The asset classes include: (i) stable value, (ii) balanced, (iii) large capitalization equity, (iv) mid capitalization equity, (v) small capitalization equity, (vi) global equity, and (vii) international equity.

Participants may invest Company and employee contributions in 1% increments in any of the Plan’s available fund options and may reallocate their investments among the available funds any time during the year. Dividend and interest income received on investments are reinvested accordingly in the same funds.

None of the investment funds other than the Principal Preservation Separate Account guarantee a fixed return to the participant. The Principal Preservation Separate Account provides stable returns as well as a full guarantee of principal and interest from Connecticut General Life Insurance Company. The guaranteed interest rate is announced semi-annually and is guaranteed against change for six-month periods (January-June, July-December). Effective September 3, 2003, the Guaranteed Long Term Fund was deleted as the Plan’s stable value investment option and replaced with the Principal Preservation Separate Account.

Effective January 1, 2003, the Mid-Cap Growth/Artisan Partners Fund was added to the Plan for the purpose of providing a broader selection of investment options for the participants to choose from.

Effective August 1, 2003, the Mid Cap Value Fund (sub-advised by Wellington Management) was added to the Plan for the purpose of providing a broader selection of investment options for the participants to choose from.

Effective September 18, 2003, the Lazard International Equity Fund was deleted from the available Plan investment options due to the fund’s inability to meet certain performance criteria established by the Plan’s Investment Policy Statement.

On October 22, 2003, the Company’s Board of Directors approved the conversion of all of the issued Alberto-Culver Company shares of Class A common stock into Class B common stock on a one share-for-one share basis in accordance with the terms of the Company’s certificate of incorporation. The conversion became effective after the close of business on November 5, 2003. The single class of shares continues to trade on the New York Stock Exchange under the symbol ACV.

ALBERTO-CULVER

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Vesting

Participants are fully vested in the current value of their contributions and earnings thereon, and become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of vesting service as shown in the following table:

Years of vesting service	Vested percentage
Less than 1	0%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

Participants who are age 65 or over, die, or become permanently disabled are automatically 100% vested in the value of Company contributions and related earnings or losses credited to their account.

Distribution Options

Upon termination of employment, participants generally may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions in cash, annual installments, direct rollover, or in Company stock according to the provisions of the Plan. Alternatively, terminated participants may elect to defer the distribution of their account balance until age 70 ½, at which time minimum required distributions will commence according to Section 401(a)(9) of the Internal Revenue Code. Such deferred benefits remain in the Plan and participate in the earnings and losses of the investments.

Participant Loans

Participants may borrow against their account balances for periods of one to five years. In the event the loan is used to purchase a primary residence, an extended period of time for repayment is allowed. Participant loans are limited to the lesser of $50,000 or 50% of the participants’ vested account balance and bear interest at the prime rate plus 1% at the time the loan is made. Outstanding participant loans are considered investments of the Plan and repayments of principal and interest are credited to the borrowing participants’ account using his or her current investment election. At December 31, 2003 and 2002, interest rates on outstanding loans ranged from 5.00% to 10.50% and 5.25% to 10.50%, respectively. For the Plan years ending December 31, 2003 and 2002, the numbers of participants with outstanding loans were 234 and 208, respectively.

Forfeitures

Company contributions and earnings thereon forfeited by terminated employees are used to reduce future Company contributions to the Plan. The Company will reinstate forfeited balances to the accounts of employees who rejoin the Company within five years of their termination. In 2003 and 2002, Company contributions were reduced by forfeiture amounts of $30,000 and $8,500, respectively.

ALBERTO-CULVER

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Administrative Expenses

Administrative fees are paid by the Plan. All other Plan-related expenses are paid by the Company. Investment management fees are included in the investment fund yield.

(2) Summary of Significant Accounting Policies

Basis of Accounting

The Company maintains the accounts of the Plan on an accrual basis.

Asset Valuation

The investment assets in the Plan are valued at the quoted closing sale price on the last business day of the year. Participant loans are stated at contract value which approximates fair value.

Security Transactions and Investment Income

Purchases and sales of investments in the Plan are recorded on a trade-date basis. When investments are sold, the difference between the carrying value original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss. Interest and dividend income are recorded when earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of plan administrator estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and related disclosures. Actual results could differ from these estimates.

(3) Related-party Transactions

CIGNA Retirement and Investment Services provides certain accounting and administrative services to the Plan for which $15,728 and $15,619 of expenses were charged for the years ended December 31, 2003 and 2002, respectively.

(4) Termination of the Plan

It is the intent of the Company that the Plan continue into the future; however, the Company reserves the right to terminate the Plan. In the event the Plan is terminated, participants would become fully vested in their accounts and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan.

ALBERTO-CULVER

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(5)	Tax Status

The Company adopted a Prototype Standardized Profit Sharing Plan with a cash or deferral arrangement which received a favorable determination letter from the Internal Revenue Service (IRS), dated February 6, 2002, which stated that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan qualifies under Section 401(a) of the Internal Revenue Code and is exempt from tax under Section 501(a) of the Internal Revenue Code. The plan administrator is not aware of any activity or transaction that may adversely affect the qualified status of the Plan.

(6)	Other Investment Information

The fair values of investment fund balances which represent 5% or more of the Plan’s net assets as of December 31, 2003 and 2002 are as follows:

	2003	2002
Principal Preservation Separate Account	$10,741,593	—
S&P 500 Index Fund	4,273,385	2,814,300
Fidelity Advisor Equity Growth Account	3,468,174	2,409,315
Alberto-Culver Company Stock Fund	3,029,196	2,447,962
Large Cap Growth Morgan Stanley Fund	2,545,298	1,874,294
Fidelity Advisor Balanced Account	2,307,823	1,879,312
Guaranteed Long Term Fund	—	9,903,847

(7)	Subsequent Events

Effective January 1, 2004, annual participant contributions and catch-up contributions will be limited to $13,000 and $3,000, respectively. Company matching contributions will not be made on catch-up contributions.

Effective January 1, 2004, the Oppenheimer Global Fund (Class A Shares) replaced the Janus Worldwide Fund due to the Janus Worldwide Fund’s inability to meet certain performance criteria established by the Plan’s Investment Policy Statement.

On January 21, 2004, the Company’s Board of Directors approved a 3-for-2 stock split in the form of a 50% stock dividend on the Company’s outstanding shares. The additional shares were distributed February 20, 2004 to shareholders of record at the close of business on February 2, 2004.

Effective April 1, 2004 Prudential Financial, Inc. completed an acquisition of the retirement business of CIGNA Corp. Effective April 1, 2004, all of CIGNA’s full-service retirement operations, its staff, and retirement programs and services are part of Prudential Retirement, a business of Prudential Financial.

ALBERTO-CULVER

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Effective April 1, 2004, the Company agreed to match $.10 of each dollar on 6% of eligible compensation for collectively bargained employees of the Company belonging to the United States Steelworkers of America—Local 9777 Chapter.

Effective June 1, 2004, The International Equity/Julius Baer Fund replaced the Credit Suisse International Focus Account due to the Credit Suisse International Focus Account’s inability to meet certain performance criteria established by the Plan’s Investment Policy Statement.

Schedule

ALBERTO-CULVER

401(k) SAVINGS PLAN

IRS Form 5500 Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, par value, or number of shares	Number of Share/Units		Current value
* Connecticut General Life Insurance Company	Principal Preservation Separate Account	1,062,543	Units	$10,741,593
* Connecticut General Life Insurance Company	S&P 500 Index Fund	68,276	Units	4,273,385
* Connecticut General Life Insurance Company	Fidelity Advisor Equity Growth Account	45,913	Units	3,468,174
* CIGNA Financial Services	Alberto-Culver Company Stock Fund	47,848	Shares	3,029,196
* Connecticut General Life Insurance Company	Large Cap Growth/Morgan Stanley Fund	257,710	Units	2,545,298
* Connecticut General Life Insurance Company	Fidelity Advisor Balanced Account	69,448	Units	2,307,823
* Connecticut General Life Insurance Company	Janus Worldwide Fund	24,899	Units	1,312,902
* Connecticut General Life Insurance Company	Small Cap Value/Perkins, Wolf, McDonnell Fund	50,335	Units	1,024,049
* Connecticut General Life Insurance Company	Small Cap Growth/TimesSquare Fund	58,742	Units	1,010,021
* Connecticut General Life Insurance Company	Mid Cap Blend/New Amsterdam Partners Fund	63,531	Units	734,947
* Connecticut General Life Insurance Company	CIGNA Lifetime 40 Fund	56,140	Units	722,613
* Connecticut General Life Insurance Company	Credit Suisse International Focus Account	33,518	Units	720,055
* Connecticut General Life Insurance Company	CIGNA Lifetime 30 Fund	35,885	Units	466,597
* Connecticut General Life Insurance Company	CIGNA Lifetime 20 Fund	32,473	Units	415,505
* Connecticut General Life Insurance Company	Balanced I/Wellington Management Fund	9,996	Units	388,706
* Connecticut General Life Insurance Company	CIGNA Lifetime 50 Fund	27,359	Units	358,511
* Connecticut General Life Insurance Company	Large CapValue/John A. Levin & Co. Fund	24,315	Units	349,730
* Connecticut General Life Insurance Company	Mid Cap Growth/Artisan Partners Fund	24,016	Units	215,209
* Connecticut General Life Insurance Company	Mid Cap Value/Wellington Management Fund	11,854	Units	172,598
* Connecticut General Life Insurance Company	CIGNA Lifetime 60 Fund	10,362	Units	140,127
* Plan participants	Loans to participants, bearing interest from 5.00% to 10.50% with varying maturities	—	—	947,087
				$35,344,126

*	Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

SALLY BEAUTY

401(K) SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

SALLY BEAUTY

401(K) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

    Sally Beauty 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sally Beauty 401(k) Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLP

Chicago, IL

June 24, 2004

SALLY BEAUTY

401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Cash	$133,271	31,946
Investments, at fair value	39,643,676	29,602,453

Total assets held for investment	39,776,947	29,634,399

Employer contribution receivable	1,704,385	1,652,147

Net assets available for benefits	$41,481,332	31,286,546

See accompanying notes to financial statements.

SALLY BEAUTY

401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$5,697,064	(4,334,307)
Dividend and interest income	225,898	338,783
Interest on participant loans	74,213	72,298

Total investment income (loss)	5,997,175	(3,923,226)

Contributions:
Employer	1,704,385	1,652,147
Employee	5,957,878	7,284,138
Plan mergers	—	5,353,294

Total contributions	7,662,263	14,289,579

Total additions	13,659,438	10,366,353

Deductions from net assets attributed to:
Benefits paid to participants	(3,430,032)	(2,175,957)
Administrative fees	(34,620)	(31,170)

Total deductions	(3,464,652)	(2,207,127)

Net increase	10,194,786	8,159,226

Net assets available for benefits at beginning of year	31,286,546	23,127,320

Net assets available for benefits at end of year	$41,481,332	31,286,546

See accompanying notes to financial statements.

SALLY BEAUTY

401(K) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1) Description of the Plan

General

The Sally Beauty 401(k) Savings Plan (the Plan), established on January 1, 1994, is a defined contribution plan available to eligible employees of Sally Beauty Company (the Company). The Company is a wholly owned subsidiary of the Alberto-Culver Company (Alberto-Culver).

The Plan is administered by the Company with the assistance of Connecticut General Life Insurance Company, a CIGNA company. CIGNA Bank & Trust Company (the Trustee) holds the investment assets of the Plan (See Note 8 – Subsequent Events).

The following description of the Plan provides only general information. Information about the Plan’s provisions is contained in the plan document, which may be obtained from the Company.

Participation

All eligible employees whose customary employment is for at least 1,000 hours within 12 consecutive months, who are not members of a collective bargaining unit, and who are at least 21 years of age may participate in the Plan upon the completion of 12 months of service. On December 31, 2003, there were 3,308 participants in or beneficiaries of the Plan.

Contributions

Participants may elect to contribute any amount from 1% to 50% of their eligible compensation, in whole percentage points, subject to the limitations of the Internal Revenue Code. Highly compensated Participants, as defined by the Internal Revenue Code, are subject to more restrictive maximum annual contribution limits. The percentage of compensation contributed may be increased or decreased at the election of the participant any time during the year. All eligible participant contributions are tax-deferred contributions pursuant to a qualified cash or deferral arrangement subject to the limitations of the Internal Revenue Code. Annual participant contribution amounts are limited to $12,000 for the year ended December 31, 2003, as determined by the Internal Revenue Code. The Economic Growth and Tax Relief Reconciliation Act of 2001 includes a provision that allows participants who have attained age 50 during the plan year to make additional contributions above otherwise permissible limits. These additional contributions, known as catch-up contributions, were limited to $2,000 for the year ended December 31, 2003. Company contributions to the Plan are based on a discretionary match on an annual basis. For the plan years 2003 and 2002, the Company matched $.50 of each dollar on 4% of eligible participant compensation. Company matching contributions are not made on catch-up contributions.

Investment Options

Participants may elect to invest their contributions and any Company contributions in twenty investment options within seven different asset classes and the Alberto-Culver Class B common stock. The asset classes include: (i) stable value, (ii) balanced, (iii) large capitalization equity,

(Continued)

4

SALLY BEAUTY

401(K) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(iv) mid capitalization equity, (v) small capitalization equity, (vi) global equity, and (vii) international equity.

Participants may invest Company and employee contributions in 1% increments in the Plan’s available fund options and may reallocate their investments among the available fund options any time during the year. Dividend and interest income received on investments are reinvested accordingly in the same funds. None of the investment funds, other than the Principal Preservation Separate Account, guarantee a fixed return to the participant. The Principal Preservation Separate Account provides stable returns as well as a full guarantee of principal and interest from Connecticut General Life Insurance Company. The guaranteed interest rate is announced semi-annually and is guaranteed against change for six-month periods (January-June, July-December). Effective September 3, 2003, the Guaranteed Long Term Fund was deleted as the Plan’s stable value investment option and replaced with the Principal Preservation Separate Account.

Effective January 1, 2003, the Mid-Cap Growth/Artisan Partners Fund was added to the Plan for the purpose of providing a broader selection of investment options for the participants to choose from.

Effective August 1, 2003, the Mid Cap Value Fund (sub-advised by Wellington Management) was added to the Plan for the purpose of providing a broader selection of investment options for the participants to choose from.

Effective September 18, 2003, the Lazard International Equity Fund was deleted from the available Plan investment options due to the fund’s inability to meet certain performance criteria established by the Plan’s Investment Policy Statement.

On October 22, 2003, Alberto-Culver’s Board of Directors approved the conversion of all of the issued Alberto-Culver Company shares of Class A common stock into Class B common stock on a one share-for-one share basis in accordance with the terms of the Alberto-Culver’s certificate of incorporation. The conversion became effective after the close of business on November 5, 2003. The single class of shares continues to trade on the New York Stock Exchange under the symbol ACV.

(Continued)

5

SALLY BEAUTY

401(K) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Vesting

Participants are fully vested in the current value of their contributions and earnings thereon, and become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of vesting service as shown in the following table:

Vested
Years of vesting service	percentage
Less than 1	0%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

Participants who are age 65 or over, die, or become permanently disabled are automatically 100% vested in the value of Company contributions and related earnings or losses credited to their account.

Distribution Options

Upon termination of employment, participants generally may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions in cash, annual installments, direct rollover, or in Alberto-Culver stock according to the provisions of the Plan. Alternatively, terminated participants may elect to defer the distribution of their account balance until age 70½, at which time minimum required distributions will commence according to Section 401(a)(9) of the Internal Revenue Code. Such deferred benefits remain in the Plan and participate in the earnings and losses of the investments.

Corrective Distributions

As required under Sections 401(k) and 401(m) of the Internal Revenue Code, the Plan is required to pass compliance tests as they relate to both participant and Company matching contributions to the Plan. If the Plan does not pass these tests, the Plan must make corrective distributions to certain highly compensated employees. For the plan years ended December 31, 2003 and 2002, corrective distributions were required in the amounts of $120,509 and $126,617, respectively. Corrective distributions are processed in the plan year subsequent in which the participant and Company contributions were initially contributed.

Participant Loans

Participants may borrow against their account balances for periods of one to five years. In the event the loan is used to purchase a primary residence, an extended period of time for repayment is allowed. Participant loans are limited to the lesser of $50,000 or 50% of the participants’ vested account balance and bear interest at the prime rate plus 1% at the time the loan is made. Outstanding participant loans are considered investments of the Plan and repayments of principal and interest are credited to the borrowing participants’ account using his or her current investment election. At

(Continued)

6

SALLY BEAUTY

401(K) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

December 31, 2003 and 2002, interest rates on outstanding loans ranged from 5.00% to 10.50% and 5.25% to 10.50%, respectively. For the Plan years ending December 31, 2003 and 2002, the numbers of participants with outstanding loans were 468 and 418, respectively.

Forfeitures

Company contributions, and earnings thereon, forfeited by terminated employees are used to reduce future Company contributions to the Plan. The Company will reinstate forfeited balances to the accounts of employees who rejoin the Company within five years of their termination. In 2003 and 2002, Company contributions were reduced by forfeiture amounts of $35,000 and $18,000, respectively.

Administrative Expenses

Administrative fees are paid by the Plan. All other Plan-related expenses are paid by the Company. Investment management fees are included in the investment fund yields.

(2) Summary of Significant Accounting Policies

Basis of Accounting

The Company maintains the accounts of the Plan on an accrual basis.

Asset Valuation

The investment assets in the Plan are valued at the quoted closing sale price on the last business day of the year. Participant loans are stated at contract value which approximates fair value.

Security Transactions and Investment Income

Purchases and sales of investments in the Plan are recorded on a trade-date basis. When investments are sold, the difference between the carrying value original cost (computed on an average cost basis) and the proceeds received are recorded as a realized gain or loss. Interest and dividend income are recorded when earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of plan administrator estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and related disclosures. Actual results could differ from these estimates.

(3) Related-Party Transactions

CIGNA Retirement and Investment Services provides certain accounting and administrative services to the Plan for which $34,620 and $31,170 of expenses were charged for the years ended December 31, 2003 and 2002, respectively.

(Continued)

7

SALLY BEAUTY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(4) Termination of the Plan

It is the intent of the Company that the Plan continue into the future; however, the Company reserves the right to terminate the Plan. In the event the Plan is terminated, participants would become fully vested in their accounts, and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan.

(5) Tax Status

The Company adopted a Prototype Standardized Profit Sharing Plan with a cash or deferral arrangement which received a favorable determination letter from the Internal Revenue Service (IRS), dated February 6, 2002, which stated that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan qualifies under Section 401(a) of the Internal Revenue Code and is exempt from tax under Section 501(a) of the Internal Revenue Code. The plan administrator is not aware of any activity or transaction that may adversely affect the qualified status of the Plan.

(6) Reconciliation of Financials Statements to Form 5500

The following is a reconciliation of net assets available for benefits included in the financial statements at December 31, 2003 and 2002 to the Form 5500:

2002
Net assets available for benefits included in the financial statements	$31,286,546
Amounts allocated to withdrawing participants at December 31, 2002	(2,274)

Net assets available for benefits included in the IRS Form 5500	$31,284,272

8

SALLY BEAUTY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2003 and 2002 to the Form 5500:

	2003	2002
Benefits paid to participants per the financial statements	$3,430,032	2,175,957
Add amounts allocated to withdrawing participants in current year	—	2,274
Less amounts allocated to withdrawing participants in prior year	(2,274)	(28,385)

Benefits paid to participants per IRS Form 5500	$3,427,758	2,149,846

9

SALLY BEAUTY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(7) Other Investment Information

The fair values of investment fund balances which represent 5% or more of the Plan’s net assets as of December 31, 2003 and 2002 are as follows:

	2003	2002
Principal Preservation Separate Account	$10,170,300	—
Guaranteed Long Term Fund	—	8,830,744
Large Cap Growth Morgan Stanley Fund	3,924,479	3,074,990
Fidelity Advisor Equity Growth Account	3,986,698	2,650,215
S&P 500 Index Fund	3,261,777	2,271,367
Alberto-Culver Company Stock Fund	3,891,280	2,181,787
Fidelity Advisor Balanced Account	2,461,663	1,837,760

(8) Subsequent Events

Effective January 1, 2004, annual participant contributions and catch-up contributions will be limited to $13,000 and $3,000, respectively. Company matching contributions are not made on catch-up contributions.

Effective January 1, 2004, the Oppenheimer Global Fund (Class A Shares) replaced the Janus Worldwide Fund due to the Janus Worldwide Fund’s inability to meet certain performance criteria established by the Plan’s Investment Policy Statement.

On January 21, 2004, Alberto-Culver’s Board of Directors approved a 3-for-2 stock split in the form of a 50% stock dividend on Alberto-Culver’s outstanding shares. The additional shares were distributed February 20, 2004 to shareholders of record at the close of business on February 2, 2004.

Effective April 1, 2004 Prudential Financial, Inc. completed an acquisition of the retirement business of CIGNA Corp. Effective April 1, 2004, all of CIGNA’s full-service retirement operations, its staff, and retirement programs and services are part of Prudential Retirement, a business of Prudential Financial.

Effective June 1, 2004, The International Equity/Julius Baer Fund replaced the Credit Suisse International Focus Account due to the Credit Suisse International Focus Account’s inability to meet certain performance criteria established by the Plan’s Investment Policy Statement.

10

Schedule

SALLY BEAUTY

401(k) SAVINGS PLAN

IRS Form 5500 Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, par value, or number of shares	Number of Share/Units		Current value

* Connecticut General Life Insurance Company	Principal Preservation Separate Account	1,006,031	Units	$10,170,300
* Connecticut General Life Insurance Company	Fidelity Advisor Equity Growth Account	52,777	Units	3,986,698
* Connecticut General Life Insurance Company	Large Cap Growth/Morgan Stanley Fund	397,351	Units	3,924,479
* CIGNA Financial Services	Alberto-Culver Company Stock Fund	61,244	Shares	3,891,280
* Connecticut General Life Insurance Company	S&P 500 Index Fund	52,113	Units	3,261,777
* Connecticut General Life Insurance Company	Fidelity Advisor Balanced Account	74,077	Units	2,461,663
* Connecticut General Life Insurance Company	Janus Worldwide Fund	34,524	Units	1,820,439
* Connecticut General Life Insurance Company	Balanced I/Wellington Management Fund	35,401	Units	1,376,662
* Connecticut General Life Insurance Company	Small Cap Growth/TimesSquare Fund	78,830	Units	1,355,404
* Connecticut General Life Insurance Company	Small Cap Value/Perkins, Wolf, McDonnell Fund	48,621	Units	989,162
* Connecticut General Life Insurance Company	Large CapValue/John A. Levin & Co. Fund	59,904	Units	861,616
* Connecticut General Life Insurance Company	Credit Suisse International Focus Account	40,019	Units	859,702
* Connecticut General Life Insurance Company	Mid Cap Blend/New Amsterdam Partners Fund	63,921	Units	739,463
* Connecticut General Life Insurance Company	CIGNA Lifetime 40 Fund	51,626	Units	664,509
* Connecticut General Life Insurance Company	CIGNA Lifetime 50 Fund	47,799	Units	626,350
* Connecticut General Life Insurance Company	CIGNA Lifetime 30 Fund	47,269	Units	614,623
* Connecticut General Life Insurance Company	CIGNA Lifetime 20 Fund	38,626	Units	494,236
* Connecticut General Life Insurance Company	CIGNA Lifetime 60 Fund	9,712	Units	131,341
* Connecticut General Life Insurance Company	Mid Cap Value/Wellington Management Fund	6,423	Units	93,520
* Connecticut General Life Insurance Company	Mid Cap Growth/Artisan Partners Fund	7,654	Units	68,589
* Plan participants	Loans to participants, bearing interest from 5.00% to 10.50% with varying maturities	—	—	1,251,863

				$39,643,676

*	Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

10

SIGNATURES

The Plans: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

SALLY BEAUTY 401(k) SAVINGS PLAN

By: Sally Beauty Company, Inc., Plan Administrator

By:	/s/ William J. Cernugel
William J. Cernugel Senior Vice President and Chief Financial Officer

ALBERTO-CULVER 401(k) SAVINGS PLAN

By: Alberto-Culver Company, Inc., Plan Administrator

By:	/s/ William J. Cernugel
William J. Cernugel Senior Vice President and Chief Financial Officer

Dated: June 28, 2004